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                              March 23, 2021

       Bryan Hackworth
       Chief Financial Officer
       Universal Electronics Inc.
       15147 N. Scottsdale Road, Suite H300
       Scottsdale, Arizona 85254-2494

                                                        Re: Universal
Electronics Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 5, 2021
                                                            File No. 000-21044

       Dear Mr. Hackworth:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Note 2. Summary of Significant Accounting Policies
       Revenue Recognition, page 48

   1. We note your disclosure that you record revenue for minimum guarantees over the license period. Please clarify
for us and in your footnote whether the licenses are functional or symbolic licenses and
the pattern over which minimum guarantees are recognized over the license period. If
revenue is recognized ratably, explain to us how this depicts the transfer of promised goods or
services to customers in an amount that reflects the consideration to which the company
expects to be entitled in exchange for those goods or services in accordance with ASC
606-10-10-2. In this regard, we note your revenue footnote from prior year indicated
you recorded revenue for a contract containing a minimum guarantee provision when delivery
of the intellectual property had occurred. Refer to the guidance in
                                                        ASC 606-10-55-57
through 63 and ASC 606-10-55-65.
 Bryan Hackworth
Universal Electronics Inc.
March 23, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Melissa
Gilmore, Senior Staff Accountant, at 202-551-3777 with any questions.



FirstName LastNameBryan Hackworth                         Sincerely,
Comapany NameUniversal Electronics Inc.
                                                          Division of
Corporation Finance
March 23, 2021 Page 2                                     Office of
Manufacturing
FirstName LastName